December 17, 2012

Via Edgar

Ms. Tia L. Jenkins

Securities and Exchange Commission

Office of Beverages, Apparel, and Mining

Washington, D.C. 20549

Re:      Cache, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 29, 2012

Form 10-Q for the Fiscal Quarter Ended September 29, 2012

Filed November 9, 2012

File No. 000-10345

Dear Ms. Jenkins,

Cache, Inc. (the “Company”) is responding to the letter dated December 4, 2012 (the “Staff Comment Letter”), concerning the above-referenced 10-K & 10-Q filed by the Company. We have reviewed the comments of the SEC staff (the “Staff”) and respectfully submit our responses below. For your convenience, the comments are restated below in italics, with our responses following.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Results of Operations, page 28

52 Weeks Ended December 31, 2011 Compared to 52 Weeks Ended January 1, 2011, page 28

Impairment Charges, page 29

1. We note you recorded an impairment charge of $719,000 for 14 underperforming stores in the fourth quarter of fiscal 2011 and charges of $10 million for 15 underperforming stores in fiscal 2010. With regard to your impairment policy, please provide draft disclosure to be included in future filings, that addresses the following:

•	The number of stores you tested for impairment at each balance sheet date and the reasons for any significant increases or decreases in the number of stores tested. We note your policy on pages 24 and F-9 that states you test finite-lived assets for recovery whenever events or changes in circumstances indicate that an asset may have been impaired;

With regard to our explanation of Impairment Charges on page 29, below is draft disclosure we propose to include in future filings, with applicable updates.

Impairment Charges. We evaluate the performance of all stores to determine impairment of store assets and stores which incur negative cash flows are then analyzed in greater detail. If the sum of a store’s expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the store’s assets, an impairment charge is recognized for the excess of the carrying amount over expected future cash flows. Expected future cash flows are determined based on our best estimate of each store’s future sales, margin and direct store expenses. We take into consideration historical trends, expected future business trends and other factors when projecting each store’s future cash flow. Overall historical and anticipated performance of Cache’s products and macro economic factors are considered in projecting future store results.   We believe we have appropriately determined future cash flows and operating performance; however should actual results differ from those expected, additional impairment may be required.  Accelerated depreciation is recorded for assets in stores identified for future closing. The number of stores tested for potential impairment decreased to 26 stores in Fiscal 2011, as compared to 38 stores in Fiscal 2010. The decrease in the number of stores tested was primarily due to a reduction in the number of underperforming stores, the closure of underperforming stores and also due to stores previously impaired. The table below outlines the number of stores tested and related asset values.

	2011		2010
	No. of Stores	Asset values	No. of Stores	Asset values
Considered for impairment	37	$ 2,245,000	55	$ 2,830,000
Previously impaired	11	-	17	-
Tested in current year	26	2,245,000	38	2,830,000
Identified as impaired	14	1,088,000	15	1,410,000
Impairment recorded		719,000		974,000
Remaining assets on stores tested		$ 1,526,000		$ 1,856,000

In fiscal 2010, we also recorded a pre-tax impairment charge of approximately $9.1 million against the remaining carrying value of the Company’s goodwill associated with its AVD reporting unit.

•	Considering the declining trends in gross margins and operating losses during the nine months ended September 29, 2012, tell us if you have performed any impairment tests during 2012 and if so, provide the results of those tests;

We did not perform impairment tests during the nine months ended September 29, 2012. We either closed or have impaired the assets of many of our underperforming stores over the past several years, leaving fewer stores to be considered for testing. During fiscal 2012, 19 stores were closed, the vast majority of which were either previously impaired or for which accelerated depreciation was previously recorded. Historically, our fourth quarter has been one of the Company’s more profitable quarters and we believe these results should be considered when anticipating future cash flows. Fiscal 2012 year-to-date results were adversely impacted by our merchandise assortment, particularly in our sportswear and accessory categories. We believe that the merchandise assortment lacked the fashion flair which our customers seek from our brand and we have taken steps which we believe will enhance t our merchandise offerings. We anticipate this will help to improve our stores performance in the fourth quarter.

•	Discuss the facts and circumstances surrounding the impairments, including the nature of the stores that have been impaired, whether these are stores you have decided to close, the carrying amount of the assets recorded that remain after the impairment and how you determined that the remaining assets were recoverable. This information could be provided in a tabular format; and

Please refer to the disclosure in response to the above bullet points.

•	For the stores that you have continually assessed each quarter or each year for impairment, disclose the total amount of remaining assets at these stores and how you determined those assets are recoverable.

Please refer to the disclosure above under first bullet point.

Liquidity and Capital Resources, page 32

2. We note your inventory balance represented 26% and 31% of total assets at December 31, 2011 and September 29, 2012, respectively, and that the increase in your inventory balance during the nine months ending September 29, 2012 represented a 7.8% increase. Further we note from 2010 through the nine months ending September 29, 2012 your inventory turns have steadily decreased. With regard to your inventory balance and its significant effect on operations, cash flows and liquidity, please provide us with draft disclosure that will be included in future filings to address the following:

With regard to Liquidity and Capital Resources, below is draft disclosure for the period ended September 29, 2012. In future filings we will include similar disclosure, updated as applicable to reflect future information.

During the 39-week period ended September 29, 2012, cash and equivalents decreased by $12.1 million, primarily due to the purchase of equipment and leasehold improvements of $7.0 million, and cash used in operating activities of $6.3 million, primarily driven by the net loss, partially offset by net matured investments of $1.0 million. The net loss was primarily due to the $6.0 million dollar decrease in gross profit, as a result of higher markdowns in order to maintain appropriate inventory levels. The current highly promotional retail environment has also contributed to an increase in the markdowns rate for the 39-week period. Overall, markdowns increased by approximately 43% over the same period last year. Our merchandise assortment, particularly in sportswear and accessories, was not as well received by our customers as in prior periods, which caused us to markdown inventory in order to maintain an appropriate inventory level and valuation. We believe that our product assortment lacked the fashion flair our customers expect and we have taken steps which we believe will enhance our merchandise offerings. We anticipate that our markdown rate will return to more historical levels with our new product offerings, which is expected to have a positive impact on future cash flows.

The Company’s inventory as of September 29, 2012 has increased approximately $1.7 million and $1.6 million compared to December, 31, 2011 and October 1, 2011, respectively. The increase in inventory as of September 29, 2012 compared to December 31, 2011 was due to the Company building inventory in September for the winter and holiday selling season. The increase in inventory as of September 29, 2012 as compared to October 1, 2011 was primarily due to the inventory increase at our an e-commerce fulfillment center opened in August 2011 to support our e-commerce business. The Company’s turnover rate decreased during fiscal 2012 along with an increase in the Company’s days sell through as compared to the comparable period last year. The Company’s days sell through was approximately 62 days during the nine months ended September 29, 2012 compared with 56 days for the comparable period last year. The factors discussed above with respect to our merchandise offerings were the primary factors for the decrease in inventory turnover rate and days sell through during fiscal 2012 compared to the comparable period last year. The seasonality in our business also results in fluctuations in our inventory level, inventory turnover rate and days sell through. We expect our inventory level for fiscal year end 2012 to be similar to fiscal year end 2011. We also expect our inventory turnover rate and days sell through will improve by year end compared to September 29, 2012 but will nevertheless deteriorate compared to last year end. These factors will negatively impact our cash flows for the year. Our cash and cash equivalents were $16.4 million and working capital was $22.8 million at September 29, 2012. The Company currently has no bank borrowings other than a $3 million credit facility primarily used to issue letters of credit. We believe we have sufficient cash and borrowing capability in order to meet our cash requirements for the next twelve months and beyond. However, this belief depends upon our future operating performance. Unforeseen cash requirements, changes in vendor terms, negative changes in macroeconomic conditions or any of the other factors cited from time to time in our public filings, including the "Risk Factors" disclosure contained therein, could impact our ability to meet our cash requirements.

•	Your inventory turnover rate has gradually decreased on a year over year basis since 2010. Given the significant impact inventory has had on operating cash flows, please revise your liquidity section to discuss the inventory turnover ratio and the impact the decrease in turnover has on your operating cash flows for the periods presented. To the extent, you believe this trend will continue, please disclose this fact as well;

Please refer to the disclosure above for future filings.

•	As of September 29, 2012 the Company required approximately 62 days to sell through inventory while the Company required approximately 53 days in 2011 and 46 days in 2010. In view of the fact it is taking longer to convert inventory into cash, please discuss how this may affect your liquidity and ability to generate operating cash flows as well as your inventory valuation; and

Please refer to the disclosure above for future filings.

•	You briefly mention that $6.3 million of cash used in operating activities during the 39 week period ending September 29, 2012 is primarily driven by net loss without mention that this is largely attributable to the $5.1 million decrease in gross profits due to markdowns. Please expand your disclosure to clarify the nature and extent of the markdowns in the current period as well as the impact you anticipate any future markdowns will have on operating cash flows and inventory valuation.

Please refer to the disclosure above for future filings

Form 10-Q for the Fiscal Quarter Ended September 29, 2012

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11

Results of Operations, page 11

3. We note your net loss for the 39 week period ending September 29, 2012 increased by approximately $6.3 million over the comparable 39 week period in the prior year. We further note you disclose the single largest contributing factor to be higher markdowns. In view of the significance of the markdowns, we would expect to see a detailed discussion in this section that provides a basis of understanding for the material increase in markdowns, as well as the key variables and underlying trends. Please provide draft disclosure to be included in future filings that discusses the nature of the products marked down, whether there was geographic concentration in markdowns, why markdowns were more significant in the 2012 third quarter compared to the third quarter of the prior year as well as the earlier quarters in 2012 and other factors considered when management determined that markdowns were required.

With regard to Results of Operations, below is draft disclosure for September 29, 2012. In future filings we will include similar disclosure, updated as applicable to reflect future information.

Gross profit

During the 39-week period ended September 29, 2012, gross profit decreased to $63.2 million from $69.2 million, a decrease of $6.0 million, or 8.6%, as compared to the same 39-week period last year. As a percentage of net sales, gross profit decreased to 38.7% from 43.0% for the current 39-week period, as compared to the prior year period. The decrease in gross profit was primarily due to an increase in markdowns in order to maintain appropriate inventory levels. The current highly promotional retail environment also contributed to an increase in the markdown rate for the 39-week period. Overall markdowns increased by approximately 43% over the same period last year. There was no geographic concentration of markdowns in the current or the prior period. Our merchandise assortment, particularly in sportswear and accessories, was not as well received by our customers as in prior periods, which caused us to markdown inventory in order to maintain an appropriate inventory level and valuation. We believe that our product assortment lacked the fashion flair our customers expect and we have taken steps which we believe will enhance our merchandise offerings.

During the 13-week period ended September 29, 2012, gross profit decreased to $14.7 million from $19.8 million, a decrease of $5.1 million, or 25.8%, as compared to the same 13-week period last year. This decrease was primarily due to a decrease in net sales as described above, as well as higher markdowns. As a percentage of net sales, gross profit decreased to 32.0% from 40.6% for the current 13-week period, as compared to the prior year period, primarily due to an increase in markdowns. The current highly promotional retail environment also contributed to an increase in the markdown rate for the 13-week period. Overall markdowns increased by approximately 51% over the same period last year. There was no geographic concentration of markdowns in the current or the prior period. Our merchandise assortment, particularly in sportswear and accessories, was unfavorably received by our customers, which caused us to markdown inventory in order to maintain an appropriate inventory level and valuation. Our product assortment lacked the fashion flair our customers expect and we have taken steps which we believe will enhance our merchandise offerings.

* * *

As requested by the Staff, in responding to the foregoing comments, we acknowledge that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, or require further information with respect to the foregoing, please do not hesitate to call me at (212) 575-3206.

Sincerely,

   By: /s/ Margaret J. Feeney

Margaret J. Feeney

Executive Vice President and

Chief Financial Officer